SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 3rd March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC

FIRM REJECTION OF UNSOLICITED OFFER FROM CAPITAL MANAGEMENT AND INVESTMENT PLC

Not for release, publication or distribution in whole or in part in or into Australia, Canada,
Japan or the Netherlands

The Board of Six Continents PLC (“Six Continents”) firmly rejects the unsolicited offer received from Capital Management and Investment PLC (“CMI”) this morning. CMI's proposal gives shareholders nothing they do not already own except significant risk.

The Board of Six Continents has a clear strategy to create value. The proposed demerger will create two powerful businesses, each positioned to generate enhanced returns for Six Continents shareholders and deliver £700 million of cash to shareholders immediately.

CMI’s opportunistic offer brings nothing of value

o	CMI is offering shareholders at most 98% of their own company.
o	CMI’s proposals, such as they are, contain very significant risks for Six Continents shareholders:
	•	The proposals remain remarkably short on detail
	•	The CMI team has no hotel skills and has not found a partner
	•	The plan envisages wholesale hotel disposals at the bottom of the cycle
	•	The inevitable substantial deal costs, over and above CMI’s generous incentive package, have not been quantified
	•	The prospects for future dividend payments under CMI’s financing structures are overlooked
	•	The lack of independent directors on CMI’s Board raises serious corporate governance issues
o	CMI’s offer would massively enrich its directors which can only be at the expense of Six Continents shareholders

Tim Clarke, Chief Executive of Six Continents, today said:

“CMI’s offer will enrich its directors at the expense of our shareholders’ long term interests. The vague proposals set out today carry considerable risk which will be borne by our shareholders.

Demerger is the best method to unlock the value of two market leading businesses and will preserve choice for shareholders. The momentum which IHG and MAB have developed over the last five months confirms that demerger is the right course of action.”

Six Continents has a clear strategy to deliver value for shareholders

Six Continents has created two powerful businesses, well positioned to create value for shareholders and will have returned over £3.3 billion to shareholders since 1997. Six Continents’ separation strategy will:

•	Give shareholders shares in two focused businesses
•	Trigger a £700 million (81p per share) cash payment, with the prospect of more to come

InterContinental Hotels Group (“IHG”) benefits from its global network, its strong brands and the power of its loyalty programmes which together confer significant scale advantages. IHG is now being transformed under new leadership. The new management team is focused on driving operational performance and returns through a fundamental restructuring of the organisation which will deliver significant reductions in the cost base and materially lower asset intensity.

Mitchells & Butlers (MAB) is the UK’s leading operator of managed pubs, bars and restaurants with its high quality estate and excellent brand portfolio. The MAB management team has maintained a post-tax cash return on cash capital employed of over 10% for the last 3 years and has grown managed operating profits by over 80% in the last 8 years. The team is focused on continuing this strong track record.

Enquiries:
Tim Clarke	020 7409 1919
Richard North	020 7409 1919
Fiona Antcliffe	020 7404 5959
Sophie Fitton

In connection with the forthcoming shareholder meetings, Six Continents shareholders are reminded that they should complete and return their forms of proxy as soon as possible, but in any event so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XF, no later than 10.30am on 10 March 2003.

If you have any questions about the proposals or are in any doubt as to how to complete the forms of proxy, please call the shareholder helpline on telephone number 0845 600 6063 (or +44 117 300 7714 from outside the UK) between 8.30am and 5.30pm (UK time) on Monday to Friday. For legal reasons, this helpline will not be able to provide advice on the merits of the proposals or to provide financial advice.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and any offer for Six Continents (the “Offer”) and as sponsor to InterContinental Hotels Group PLC and Mitchells & Butlers PLC in connection with the admission of the ordinary shares of InterContinental Hotels Group PLC and Mitchells & Butlers PLC to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to its clients nor for providing advice in relation to the separation and return of capital, the Admissions or the Offer.

Merrill Lynch International are acting for Six Continents and for no-one else in connection with the Offer and will not be responsible to anyone other than Six Continents for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	3rd March 2003